July 23, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attn: Geoffrey Kruczek
Re:	Oculus Innovative Sciences, Inc. Registration Statement on Form S-1 File No. 333-158539
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). I am responding to a question raised in our discussion with you on July 23, 2009, regarding the Form S-1, File No. 333-158539 (the “Registration Statement”).
In Annex A to our letter to the staff the (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 23, 2009, we included a revised table under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” (the “Revised Table”). The Staff noted that, among other changes to the Revised Table, the Company deleted BAM Opportunity Fund L.P. (“BAM”) as a five percent stockholder.
Pursuant to Item 11(m) of Form S-1, the Company must include the information required by Item 403 of Regulation S-K. Item 403(a) requires the furnishing of certain information “as of the most recent practicable date, substantially in the tabular form indicated, with respect to any person (including any “group” as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant’s voting securities.” Additionally, Instruction 3 to Item 403 explains that “the registrant shall be deemed to know the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act. When applicable, a registrant may rely upon information set forth in such statements unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.”
In reliance on Instruction 3, and based on the Schedule 13G filed by BAM with the Commission on May 15, 2009 (the “Schedule 13G”), the Company included in the Registration Statement disclosure that BAM held 1,098,545 shares of the Company’s common stock, or 5.3% of the Company’s common stock based upon 20,582,342 common shares issued and outstanding on July 17, 2009. This disclosure is found under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” contained in Amendment No. 4 to the Registration Statement filed by the Company with the Commission on July 21, 2009 (the “Prior Table”). In reliance upon its records and the Schedule 13G, the Company explains in footnote 4 to the Prior Table that BAM also beneficially owns warrants to acquire 1,805,856 shares of the Company’s common stock which were exercisable within 60 days of July 17, 2009. However, such warrants contain a contractual provision that disallows their exercise to the extent that BAM and its affiliates would, as a result of such exercise, beneficially own more than 4.99% of the Company’s common stock.
Subsequent to filing the Amendment, in connection with the Company’s Post-Effective Amendment to the Registration Statement, File No. 333-157776, the Company received a selling stockholder questionnaire (the “Questionnaire”) from BAM which indicated that it held just 32,886 shares of the Company’s Common Stock and 1,805,856 shares of the Company’s common stock which were exercisable within 60 days of July 17, 2009. Since the Company now has knowledge that the information in the Schedule 13G is no longer accurate, it updated the disclosure in the Revised Table to reflect this new information.
As indicated in the Questionnaire, BAM held shares of common stock representing less than one percent of the Company’s issued and outstanding common stock, as of July 17, 2009. Further, BAM can only exercise the warrants it holds to the extent that BAM and its affiliates would not, as a result of such exercise, beneficially own more than 4.99% of the Company’s common stock. Therefore, BAM has ceased to be the beneficial owner of more than five percent of any class of the registrant’s voting securities and need not be included in the Revised Table.
If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly